Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 10, 2014

Fantex, Inc.

Starting on June 4, 2014, several articles were published by The New York Times, The Associated Press and Fortune (collectively, the “Articles”). The Articles reference the initial public offerings of the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) (the “EJ Manuel Offering” and the “Mohamed Sanu Offering” respectively, and collectively the “Offerings”) of Fantex, Inc. (the “Company”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-194256 and 333-196437, respectively), as amended (the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Articles reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The article attached as Annex A was published online by The New York Times on June 4, 2014 (the “NY Times Article”); the article attached as Annex B was published online by The Associated Press on June 4, 2014 (the “AP Article”); and the article attached as Annex C was published online by Fortune on June 6, 2014 (the “Fortune Article”).

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into the Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

NY Times Article

•                  The NY Times Article mentions that, “Fantex has already collected $400,000 from Mr. Davis, based on his brand-related income since Oct. 30. A large portion of that cash is due to investors in the tracking stock, in the form of a dividend.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on our platform common stock or any of our tracking series. The Company’s board of directors has discretion to declare a dividend on any series of common stock, but not in excess of the available dividend amounts for each series. The Company intends to pay cash dividends from time to time out of available cash for each tracking series, including the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), equal to an amount in excess of 20% of the “available dividend amount” for such series. The Company has declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014 for an aggregate payment of $294,770. The Company’s board of directors may change its dividend policy at any time and from time to time.

•                  The NY Times Article states that Vernon Davis has a “five-year contract… that pays him about $7.35 million annually.” As further described in the Registration Statements, Vernon Davis is party to a six-year contract that expires after the 2015 season and under which he is entitled to $4.7 million and $4.35 million in the 2014 and 2015 seasons, respectively.

AP Article

•                  The AP Article states that Vernon Davis is the “first professional athlete to be traded like a stock” to which Vernon Davis noted that folks mention they “have stock in [Vernon].”  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company.

•                  The AP Article states that “… [Vernon Davis] has a stock tied to his football career.” Under the Vernon Davis Brand Contract, the Company acquired a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract, including income from Vernon Davis’ playing career, certain endorsement income as well as certain post-career income. The tracking stock is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The AP Article states that “investors who own any of the 421,000 shares of Fantex tracking stock tied to Davis will also benefit from his success through dividends….” The Company’s board of directors is permitted, but not required, to declare and pay dividends on the Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statements.

Fortune Article

•                  The Fortune Article remarks that, “Vernon Davis is a stock now,” that the Company provides “an athlete-trading platform,” that one can “trade athletes as equities” and mentions what if “athletes become stocks.” Holders of shares of the Company’s tracking stock have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Fantex Series Vernon Davis is a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The Fortune Article states that Fantex made Fantex Series Vernon Davis available “at $10 per share, with 421,000 shares available, and it sold them all.” The Company notes that  102,454 shares of Fantex Series Vernon Davis were purchased by Fantex Holdings in the initial public offering of shares of our Fantex Series Vernon Davis as further described in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, EJ Manuel, Vernon Davis or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. These investments are complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the NY Times Article dated June 4, 2014

Vernon Davis Breaks His Silence Over Fantex I.P.O.

By William Alden | June 4, 2014, 1:12 PM

Vernon Davis, a tight end for the San Francisco 49ers, has enough on his mind already, starting with scoring touchdowns and avoiding injuries.

But over the last year, he had an additional concern: complying with securities laws.

Mr. Davis, who in April became the first athlete to sell shares tied to the value of his brand, was until Wednesday unable to speak publicly about the novel deal, because of a “quiet period” policed by the Securities and Exchange Commission.

Traveling with his teammates, he would be asked questions about the initial public offering and about Fantex, the start-up that hatched the idea and that collects a portion of Mr. Davis’s future income. In response, Mr. Davis said, he would just laugh.

“I’ve had my mouth stapled,” Mr. Davis said on Wednesday over breakfast at Michael’s, a Manhattan restaurant known for attracting a high-powered crowd. “Sometimes a staple or two comes out.”

The staples were all removed on Wednesday, as Mr. Davis enjoyed a mixed berry smoothie, after an earlier breakfast of egg whites at his hotel.

For an athlete who has signed away 10 percent of his future income from playing contracts, corporate endorsements and appearance fees, Mr. Davis seemed at ease. He said he had “no regrets at all.”

Mr. Davis received $4 million through the I.P.O., which sold 421,100 shares and raised $4.2 million from investors. The deal implied a $42 million valuation for Mr. Davis’s future income.

At a private event at the Fantex headquarters in San Francisco, Mr. Davis received an oversize novelty check for the $4 million, mingling with employees and posing for a picture with Buck French, the company’s co-founder and chief executive.

But the football player, who signed a five-year contract in 2010 that pays him about $7.35 million annually, said the I.P.O. was about more than money.

“That’s always good,” Mr. Davis said. “But it’s not really about that.”

Instead, he said, it’s about helping him build his brand. In the world of football, players have few good options for building a brand, he said, singling out autograph signings for criticism.

Befitting the first athlete to hit Wall Street, Mr. Davis used the language of finance to describe the problem.

“You just devalue yourself,” he said. Referring another player doing an autograph signing, Mr. Davis said: “He shouldn’t sell himself short.”

Asked to define his brand, Mr. Davis used one word: “Transformative.”

“I think about all the obstacles I had to face in my early years, compared to where I am now,” he said, mentioning a difficult incident in 2008, when Michael Singletary, the coach of the 49ers at the time, sent him to the locker room and publicly dressed him down.

“From that day, everyone started to question my character,” Mr. Davis said. “But it wasn’t my character. It was that I wasn’t looking up to someone who was a good role model.”

After that setback, Mr. Davis said, “I started to change” and turned himself into a leader.

Mr. French, who was also at the breakfast table, offered another example.

“In college, he was taking criminal justice,” Mr. French said. “It really wasn’t his passion. So he transformed to an art major.”

Mr. Davis, 30, grew up in Washington with an absent father and a mother who used drugs. Raised by his grandmother, he excelled in football in high school and became a star at the University of Maryland.

When he retires from football one day, Mr. Davis will still owe Fantex a share of his income from activities related to his brand. These would include writing a book about his life or even acting in a feature film. But other business pursuits — like working as an investment banker, for example, or doing art deals — would be excluded from the contract.

Fantex has already collected $400,000 from Mr. Davis, based on his brand-related income since Oct. 30. A large portion of that cash is due to investors in the tracking stock, in the form of a dividend.

As of midday Wednesday, the Vernon Davis tracking shares were trading at $10, flat from the I.P.O. price.

“I like to take risks. I’m an entrepreneur,” Mr. Davis said. “Anytime there’s something new, I like to be involved.”

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Annex B

Text of the AP Article dated June 4, 2014

Stock Offering Makes 49ers Star Think Like CEO

SAN FRANCISCO June 5, 2014 (AP)

By Michael Liedtke

Now that he has a stock tied to his football career, San Francisco 49ers tight end Vernon Davis is thinking more like a CEO looking out for his shareholders’ interests, as well as for himself.

That’s among the reasons why Davis wants the 49ers to pay him more money even though he still has two years still left on his current contract. The deal, originally signed in 2010, calls for him to make about $10 million through the National Football League’s 2015 season.

“I feel like it’s the right time to get an extension,” Davis said Wednesday in an interview with The Associated Press.

His remarks came shortly before the 49ers announced they had given their star quarterback, Colin Kaepernick, a six-year contract extension through the 2020 season for a reported $110 million.

If Davis secures a longer contract too, it will be a boon for investors who bought a stake in his football career through an unusual tracking stock from Fantex Inc.

The San Francisco company paid Davis $4 million in return for 10 percent of his future earnings from football, commercial endorsements and other jobs that he may get during the remainder of his life because of his success in sports.

Investors who own any of the 421,000 shares of Fantex tracking stock tied to Davis will also benefit from his success through dividends and potential appreciation in the stock’s price.

Davis’ tracking stock climbed $1.20 Wednesday to $11.20, slightly above its initial public offering price of $10. The shares have traded as high as $12.50 since their debut on Fantex’s online exchange in late April.

The IPO minted Davis, an eight-year veteran of the 49ers, as the first professional athlete to be traded like a stock.

“Everyone loves me right now,” Davis said. “They just want to talk to me. They want to hug me. ...You get a lot of people who say, ‘I’ve got stock in you.’“

Although Fantex completed the IPO of the tracking stock five weeks ago, U.S. securities regulations prohibited Davis from publicly discussing the investment until Wednesday.

Not long after he was able to talk about the stock, Davis said he fielded calls from 49er teammates Justin Smith, Vance McDonald and C.J. Spillman inquiring about his arrangement with Fantex.

For now, business comes before football for Davis, who is considered to be among the best tight ends in the game. He caught a career-best 13 touchdowns last season.

But Davis, 30, already has played nearly three times longer than the average NFL career of three seasons. He said he wants to play “until my toes fall off” and hopes to spend his entire career with the 49ers.

The big question now is whether the 49ers will acquiesce to his demands for a longer contract. As part of his negotiating tactics, Davis skipped the 49ers’ voluntary team workouts this week. His absence cost him a $200,000 bonus.

Davis will be aiming to make that money back in his contract extension, although he declined to say how much he is seeking. In an appraisal made leading up to the IPO, Fantex predicted Davis would land at least one more football contract worth $33 million.

While Davis negotiates with the 49ers, Fantex is trying to sell tracking stocks tied to the careers of two other NFL players: Buffalo Bills quarterback EJ Manuel and Cincinnati Bengals wide receiver Mohamed Sanu.

* * * * *

Annex C

Text of the Fortune Article dated June 6, 2014

NFL star Vernon Davis talks about being a stock

By Daniel Roberts @Fortune Magazine

June 6, 2014, 1:59 PM EDT

The tight end, only the second to sign on to athlete-trading platform Fantex, opened up to Fortune about equity deals, his brand and future, and public behavior in a visit along with Fantex CEO Buck French.

Vernon Davis is a stock now. And he believes that soon, “the whole world is going to believe” in athlete stock platform Fantex.

When Fantex Inc. first announced last year its plan to go public with “tracking stocks” that essentially let you trade athletes as equities, the media was fascinated and, in many cases, extremely skeptical of the idea. Many wondered what will happen and change in American sports if athletes become stocks.

The company’s initial plan was to launch with Arian Foster, the Houston Texans running back, as the first stock, but a back injury and subsequent surgery made him a non-ideal candidate (and reminded all, in case anyone needed reminding, of how injury-prone football players can be and thus how risky of an investment one is). Fantex postponed the Foster IPO and instead went with Vernon Davis, the second athlete to sign on, as its debut stock.

That IPO succeeded. Fantex opened the Davis stock up for buying on April 28 at $10 per share, with 421,000 shares available, and it sold them all. Two other athletes have since signed up along with Foster and Davis, both of them fellow football players: Buffalo Bills quarterback E.J. Manuel and Cincinnati Bengals receiver Mohamed Sanu.

The way it works, in simplest terms, is this: in order to succeed, Fantex had to raise $4 million to pay Davis upfront in exchange for 10 percent of all his future earnings. (Its plan for Foster, a bigger star, was to pay him $10 million.) One way of looking at it is that Fantex is investing in the athlete’s future marketability, while those who buy shares of the tracking stock are investing in Fantex. (Fantex cautions on its web site, “This tracking stock… is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc.”)

Hypothetically, the stock should fluctuate based on how strong the market perceives Davis’s brand to be, although there may not be much exciting market volatility here; it is difficult to think of what factors, beyond on-field performance or injury, would cause the Davis stock to move. (Indeed, on Wednesday afternoon, as Davis was making the media rounds, the stock was flat at $10, same as the April opening price; the peak price the stock has reached since its debut is $12.50.)

Whether Davis or Fantex is the one getting the better deal out of this depends on what you think Davis, at 30 and entering his ninth year in the league, could stand to earn in the future. By signing over 10 percent of his future earnings to Fantex, Davis gets the immediate cash, but Fantex gets the potential.

On Wednesday, Davis and Fantex CEO Buck French stopped by the Fortune offices to talk about the controversial model and their thinking behind it.

Here is an edited transcript.

Fortune: Vernon, why did you agree to sign on with Fantex, what convinced you?

Vernon Davis: I did it because it makes a lot of sense. If I’m a guy trying to build my brand, then this is a smart thing to do.

How did you first hear about it?

Davis: My agent told me about it.

Buck, do you approach agents and ask them which client of theirs might be good for Fantex, or do you specifically select players and then contact the agent?

Buck French: Both. We ask the agent whether he thinks this fits Vernon’s image. The agent, they’re the trusted adviser. But at the end of the day, we become part of the athlete’s team. Where we fit into the picture is there’s no one looking at the overall brand.

Not the agent?

French: No, he’s looking at the sports brand, he’s looking at Vernon’s deal with the 49ers. He’s not looking at the overall persona and his personal brand. His art gallery, his philanthropy, his kindness as a human being.

Vernon, we’re always hearing, from those who do succeed in business after retirement, that not enough athletes set up or prepare sufficiently for the time when sports will end. Was part of this for you about setting something up for when you eventually retire?

Davis: You could say that. I just believe in setting up for the future now. Now is the time.

Once it was announced that you were participating in Fantex, did your teammates ask you about it and have a lot of questions?

Davis: Well, I wasn’t allowed to talk about it at all because of SEC requirements. So I’d hear some guys talking about it on the bus or in the locker room, and I would just laugh and I couldn’t say anything.

That’s got to be the first time in the locker room a player has ever said the phrase “SEC quiet period.”

French: I would venture to say that’s spot-on.

So are NFL players going to buy stock now in other NFL players?

Davis: I would!

The whole idea of Fantex has met with a lot of skepticism—many people think it’s weird or won’t work. Did you consider those things or care about the criticisms?

Davis: Well, you have to expect that everyone’s going to have their doubts. But I believe in it, and I think soon the whole world is going to believe in it. I had to do my due diligence, weigh the pros and cons, the risk and reward, and once I did it started to seem like a no-brainer.

Buck, how do you react to the criticism or doubts about the company?

French: We just deliver. It’s easier to throw stones instead of just saying, ‘Wow, this looks cool and interesting.’ People say, ‘Ohh, this is a Ponzi, this is a scam, blah blah.’ And they seem to be the loudest on Twitter. But we just deliver.

And why, so far, have you chosen football, a sport where contracts aren’t guaranteed and where injuries are common?

French: Look, the NFL is the #1 sport in America… he is recognized everywhere he goes. That is not happening in other sports, in general. The average playing career of a player who makes one Pro Bowl is 11.7 years. So the reality is, good football players will play for a while.

Did you have to get approval from the league, or talk to them about Fantex?

French: I’ve never talked to Roger Goodell. But we talk extensively to the players’ association and DeMaurice Smith. When we announced Vernon, the 49ers tweeted it out. I think from a team perspective, it helps the team’s brand too. As for the league, my guess is they’re waiting to see if we survive, to be honest. That’s purely my own speculation. Remember that they were against fantasy football at first. They don’t need to be early on us.

And Vernon, did you have to make sure to tell your preexisting sponsors and brands that you have deals with, and get their approval?

Davis: I talked to most of them, and they were fine with it.

Who are your sponsors, currently?

Davis: Krave [a beef jerky company], Force Factor [a protein supplement], Jamba Juice, Mobli, D1 Sports [a small chain of gyms].

With Jamba Juice and D1, you’re not an endorser but an owner, right? Do you own a gym?

Davis: I own a D1 gym and I own a Jamba Juice location. With all my deals, I try to get some amount of equity.

That does seem to be the new model these days. Athletes, more and more, are choosing to get equity in a smaller venture than just get paid a fee to endorse a product, right?

Davis: Yeah. I tell them, ‘keep your cash, buddy!’

Were you hesitant to sign on due to any fears about legal action Fantex could take against you, like if you break your agreement with them?

Davis: I had concerns. The way I looked at it, I wanted to know: if I retire, will they sue me? What happens if I get in trouble? What happens if I try to restructure my contract with the team?

It’s interesting you mention getting in trouble. Now that you’ve signed on to Fantex, do you worry more than before about your image?

Davis: I’ve always been strict when it comes to my image. I really take it one day at a time, I try to be really honest and kind to everyone, and I don’t get in trouble.

French: Part of our due diligence, too, is the character element. We get to know the guys. We want good human beings. Our brand is linked with his brand now.

But how can Fantex really help with his brand, beyond doing the IPO?

French: Everyone knows him as a football player. We want people to know him as a person. Because his football brand is not sustainable. That will end. His brand as a person is sustainable. We worked with Vernon to figure out what his brand is, and it’s transformational. He owns a Jamba Juice, he owns a D1 Sports, but he was also an art major in college. Now he owns an art gallery and now he’s a philanthropist and uses art to help raise money for kids.

Vernon, which football player do you think has done it right, whose post-retirement career do you most want to emulate?

Davis: I would say Michael Strahan. He’s really unique and interesting.

Social media plays a big part in this whole effort to create your brand. Do you enjoy social media?

Davis: I dream about it at night.

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